UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of, December 2021

Commission File Number 001-40848

GUARDFORCE AI CO., LIMITED

(Translation of registrant’s name into English)

10 Anson Road, #28-01 International Plaza

Singapore 079903

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Acquisitions

As disclosed in the Report on Form 6-K of Guardforce AI Co., Limited (the “Company”) filed on November 24, 2021, the Company entered into two transfer agreements on November 18, 2021 to acquire 100% of the equity interests in each of Macau GF Robotics Limited, a company incorporated in Macau (“Macau GF”) and GF Robotics Malaysia Sdn. Bhd., a company incorporated in Malaysia (“Malaysia GF”), respectively (the “Acquisitions”).

On December 6, 2021, the Company incorporated a wholly owned British Virgin Islands subsidiary, GFAI Robotics Group Co., Limited (the “GFAI Robotics”). The Company plans to hold all the equity interests in Macau GF and Malaysia GF through GFAI Robotics upon closing of the Acquisitions, which are expected to be by the end of January 2022.

The following diagram illustrates our current corporate structure:

Issuance of Press Release

On December 9, 2021, the Company issued a press release announcing its proposed U.S. expansion plans with the acquisition of New Jersey-based SBC Global Holdings Inc. (“SBC”). The purchase price is expected to be one times SBC’s 2021 audited total assets, which the parties expect to be approximately $2 million. The purchase price will be paid in a combination of cash (10%) and Company’s ordinary shares (90%). The proposed acquisition is expected to be completed by January 31, 2022.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 10, 2021	Guardforce AI Co., Limited

	By:	/s/ Lei Wang
Lei Wang
Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release dated December 9, 2021

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